
82-3277

RECEIVED
2005 NOV -1 A 11: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE



FOR IMMEDIATE RELEASE: 24 October 2005

OFT CLEARS TESCO ACQUISITION OF 21 FORMER BP/SAFEWAY PETROL STATIONS

The Office of Fair Trading today cleared Tesco's acquisition of 21 former BP/Safeway petrol stations from Wm Morrison.

SUPPL

Tesco will now convert the stores to its popular Express convenience format bringing lower prices as well as improved choice, range and service to more local neighbourhoods across the country.

The deal was originally announced on 31st August 2005 and involved an offer for 30 petrol stations. As stated at the time, BP retained pre-emption rights on 12 sites and has since exercised those rights on nine of them.

ENDS

Contacts:

Press:	Julie McGuckian	01992 644 645
Investors:	Chris Griffith	01992 644 800

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

Notes for Editors:

- The UK convenience market is valued at around £24 billion. It is a fragmented market with over 50,000 stores, mostly independently owned.
- Following the acquisition Tesco's share of the convenience market will be around 6%.
- Tesco now has around 600 Express stores in the UK.